ORRICK LETTERHEAD

ORRICK, HERRINGTON & SUTCLIFFE LLP
1000 MARSH ROAD
MENLO PARK, CA 95025
TEL (650) 614-7400
FAX (650) 614-7401
WWW.ORRICK.COM

By Edgar and Fax

Securities and Exchange Commission
Office of Mergers and Acquisitions
Attention: Ms. Pamela Carmody
450 Fifth Street, N.W.
Washington, D.C. 20549

CONFIDENTIAL

Re:	Response to Staff’s Letter dated December 13, 2004 regarding
ESS Technology, Inc.’s Tender Offer Statement on Schedule TO-I filed November 26, 2004

Ladies and Gentlemen:

     This letter responds to Ms. Pamela Carmody’s letter dated December 13, 2004, setting forth the Staff’s comments regarding the Schedule TO-I of ESS Technology, Inc. (“ESS” or the “Company”) filed on November 26, 2004. For your convenience, we have numbered and restated in bold each comment corresponding to the paragraph number contained in Ms. Carmody’s letter. Set forth below each comment is the Company’s corresponding response to such comment.

General

Comment 1

The offer must remain open through midnight EST of the twentieth business day. The offer appears to expire at 5:00 p.m. Pacific time on the twentieth business day and, accordingly, is not open for a full twenty business days. Please revise.

In response to the Staff’s comment, the Company will revise the Offering Memorandum dated November 29, 2004 (the “Offering Memorandum”), Election Form, Notice of Change of Election, Reminder Communication to Eligible ESS Employees, Final Reminder Communication to Certain Officers of ESS and Election Confirmation Statement to reflect that the offer will remain open through midnight EST (9:00 p.m. PST) on the twentieth business day.

Securities and Exchange Commission
December 21, 2004

Comment 2

It appears that you are relying upon the exemptive order issued by the Commission on March 21, 2001. Accordingly, please advise us what consideration, if any, has been given to whether each category of eligible persons, in particular the consultants, is included within the meaning of “employee benefit plan” as defined in Rule 405. Ensure that you discuss the nature of the consulting or advisory services that this category of eligible persons provides to ESS technology. In particular, please refer to the categories of consultants discussed in Release No. 33-7646 and confirm, if true, that the services rendered by these option holders fall into one of the “permissible” categories discussed in the release. We may have further comment upon receipt of our response.

In response to the Staff’s comment, the Company supplementally advises the Staff that only its common law employees or consultants who hold outstanding options under its 1997 Equity Incentive Plan, 1995 Equity Incentive Plan or 2002 Non-Executive Stock Option Plan (the “Plans”) are eligible to participate in the offer.

Rule 405 defines “employee benefit plan” as follows:

“The term “employee benefit plan” means any written...option...or similar plan...solely for employees, directors, ...or consultants or advisors. However, consultants or advisors may participate in an employee benefit plan only if: (1) They are natural persons; (2) They provide bona fide services to the registrant; and (3) The services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the registrant’s securities.”

All of the Company’s consultants who hold outstanding options under the Plans are natural persons who provide bona fide services to the Company, none of which are the prohibited services referenced above. In particular, its eligible consultants have been retained to provide advice on technology development. None of its eligible consultants provide investor relations or shareholder communications services, arrange financing for the Company that involves any securities issuance, are responsible for arranging or effecting mergers that take private companies public, or provide services that may reasonably be expected to raise (or sustain) its market price by, for example, hyping its securities in an Internet newsletter, or otherwise publishing or disseminating information that may reasonably be expected to influence the price of its securities.

Securities and Exchange Commission
December 21, 2004

The Company does not control or direct the resale of any shares purchased pursuant to the Plans in the public market and there is no promoter who controls or directs any such resales. Further, the Company does not, and its affiliates do not, receive a percentage of the proceeds from any such resales.

Schedule TO

Comment 3

Item 10

To the extent you choose to incorporate the Item 1010(a) information pursuant to Item 1010(c) of Regulation M-A. See Question I.H.7 of the July 2001 Supplement to the Division of Corporate Finance’s Telephone Interpretation Manual. Please revise to include the required information and advise regarding how you intend to disseminate the required information to option holders.

In response to the Staff’s comment, the Company has revised the Offering Memorandum to include selected financial data of the Company for the years ended December 31, 2003 and 2002 and for the 9 months ended September 30, 2004 and 2003 on pages 22 and 23 of the Offering Memorandum and to delete the reference to incorporate by reference into the Offering Memoranda, Item 6, Selected Financial Data, on pages 16 to 17 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2003. The Company supplementally advises the Staff it will be disseminating the updated Offering Memorandum and related documents to all eligible optionees by email, or if necessary, hand delivery.

Offering Memorandum

Comment 4

Section 1. Eligible Options; Replacement Options ...page 15 –Expiration and Extension of Offer, page 16

We note that if you extend the offer, it will expire at 5:00 p.m. on the last day of the extended offer period. Please confirm that if you are required to extend the offer for a specific period of time, e.g., five or ten business days, you will hold the offer open until midnight of the last date of the required time period. For example, if you are

Securities and Exchange Commission
December 21, 2004

required to extend the offer for ten days due to an increase in the number of options subject to the offer, you must keep the offer open until at least midnight of the tenth business day. See Rule 13e-4(a)(3).

In response to the Staff’s comment, the Company confirms that if it is required to extend the offer for a specified period of time, the Company will hold the offer open until midnight (9:00 p.m. PST) of the last day of the required time period. The Company has revised the Offering Memorandum, Election Form, Notice of Change of Election, Reminder Communication to Eligible ESS Employees, Final Reminder Communication to Certain Officers of ESS and Election Confirmation Statement to clarify that, if the offer is extended, it will hold the offer open until midnight EST (9:00 p.m. PST) of the last day of the extended time period.

Comment 5

Section 1. Eligible Options; Replacement Options ...page 15 –Expiration and Extension of Offer, page 16

You must announce extensions of the offer by 9:00 a.m. EST and otherwise in accordance with Rule 14e-1(d). Please revise the last paragraph on page 16 accordingly.

In response to the Staff’s comment, the Company has revised the Offering Memorandum to provide that, if it decides to extend the offer, it will announce the extension no later than 9:00 a.m. EST (6:00 a.m. PST).

Comment 6

Section 7. Conditions to the Offer, page 23

The unilateral ability to terminate the offer and not accept any options would appear to render the offer illusory. Please delete the first sentence of this section or, alternatively, revise it to clarify that the company may only terminate the offer upon the occurrence of the listed events.

Securities and Exchange Commission
December 21, 2004

Comment 7

Section 7. Conditions to the Offer, page 23

Further, we do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. In this regard, it would appear that you should amend the first paragraph to exclude actions or omissions to act by the company from events that may trigger a condition.

In response to the Staff’s comments 6 and 7, the Company has deleted the following phrases from the first sentence of Section 7 (Conditions to the Offer; Waiver of Conditions) of the Offering Memorandum: “we will not be required to accept any options tendered for exchange. In addition,” and “, including any action or omission to act by us” and has revised the first paragraph of Section 7 (Conditions to the Offer; Waiver of Conditions) of the Offering Memorandum to read as follows:

“Conditions to the Offer. Notwithstanding any other provision of the Offer, we may terminate or amend the Offer or postpone our acceptance and cancellation of any options tendered for exchange (in each case, subject to Rule 13e-4(f)(5) under the Exchange Act), if at any time after the commencement of the Offer and before the Expiration Time, we determine that any of the following events has occurred and that, in our reasonable judgment and regardless of the circumstances giving rise to the event, the occurrence of the event makes it inadvisable for us to proceed with the Offer or with the acceptance and cancellation of options properly tendered for exchange:”

In response to the Staff’s comments 6 and 7, the Company has also deleted the following phrase from the first sentence of the first paragraph of Section 17 (Extension of Offer; Termination; Amendment; Notification) of the Offering Memorandum “, and regardless of whether we have deemed any event listed in Section 7 to have occurred,” and the following phrase from the second sentence of the same paragraph “, regardless of whether we have deemed any event listed in Section 7 to have occurred,”.

Comment 8

Section 7. Conditions to the Offer, page 23

The ability to waive conditions to the offer with respect to only particular optionees would appear to violate the equal treatment provisions of Rule 13e-4(f)(8). Please eliminate.

Securities and Exchange Commission
December 21, 2004

In response to the Staff’s comment, the Company has deleted the following phrases from the third sentence of Section 7 (Conditions to the Offer; Waiver of Conditions) of the Offering Memorandum: “or particular options and optionees” and “or waive any condition with respect to any other option or optionee”.

Comment 9

Section 14. Interest of Directors and Officers ...page 30

Please disclose whether the directors and officers who are eligible to participate in the offer plan to tender their options in the exchange.

In response to the Staff’s comment, the Company has added the following sentence to the end of the first paragraph in Section 14 (Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options) of the Offering Memorandum:

“We understand that the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer of the Company intend to tender certain of their options in the exchange.”

Comment 10

Election Form

Delete the language in the election form requiring the option holder to acknowledge and agree that he has “read” and “understands” all of the terms of the offer. Alternatively, amend the letter to include a legend in bold typeface that indicates the company does not view the certification made by security holders that they have read the offering materials as a waiver of liability and that the company promises not to assert that this acknowledgement constitutes a waiver of liability.

In response to the Staff’s comment, the Company has amended the Election Form to delete the language requiring option holders to acknowledge and agree that he or she has “read” and “understands” all of the terms of the offer.

Securities and Exchange Commission
December 21, 2004

     The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please advise Peter Cohn or Lowell Ness of this office at (650) 624-7420 or (650) 614-7455, respectively, if you have any questions regarding the foregoing.

Sincerely,

/s/ Lowell D. Ness